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November 25, 2019

Re:          Luckin Coffee Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

On behalf of Luckin Coffee Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed registered public offering (the “Proposed Offering”) in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares.

The Company’s initial Securities Act of 1933, as amended (“Securities Act”) registration statement became effective on May 16, 2019. The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company respectfully advises the Commission that it has included in this submission its audited consolidated financial statements as of December 31, 2017 and 2018 and for the period from June 16, 2017 (inception date) to December 31, 2017 and the year ended December 31, 2018, as well as its unaudited interim consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Reinout Hendrik Schakel at +852 5506 9815 (reinout.schakel@luckincoffee.com), or Ben Yang of Ernst & Young Hua Ming LLP at +86-21-2228-2925 (ben.yang@cn.ey.com).

Thanks for your time and attention.

Yours sincerely,

By:	/s/ Li He
Li He

cc:                                Ms. Jenny Zhiya Qian, Chief Executive Officer

Mr. Reinout Hendrik Schakel, Chief Financial Officer and Chief Strategy Officer

Luckin Coffee Inc.

Mr. Allen C. Wang, Esq., Partner

Latham & Watkins LLP

Mr. Ben Yang, Partner

Ernst & Young Hua Ming LLP